July 10, 2009

Submitted Via EDGAR
& FAX (703) 813-6968

United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	John Cash Accounting Branch Chief Division of Corporate Finance

RE:	LADISH CO., INC.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 31, 2009
FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2009
FILE NO. 000-23539

Dear Mr. Cash:

This correspondence is being submitted on behalf of Ladish Co., Inc., a Wisconsin corporation (“Ladish” or the “Company”) in response to the issues raised in your June 19, 2009 letter. The Company acknowledges it is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission (the “Commission”). The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing. The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following information is intended to be responsive to the like numbered provisions in your June 19, 2009 letter:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 3. Legal Proceedings, page 13

1.	In future filings, we will supplement the Company’s disclosure regarding asbestos litigation. As of the date of this letter, the Company has 13 individual claims pending in Mississippi, two individual claims pending in Illinois and one individual claim pending in Wisconsin. A consortium of insurers are providing the Company with a defense in all of those claims. For the claims in Mississippi and Illinois, the Company is one of dozens of defendants. For the claim in Wisconsin, the Company is the sole defendant. Damages for each of the claims is either not specified or alleged to be in excess of $50,000. The Company has never manufactured or processed asbestos. The Company’s only exposure to asbestos involves products the Company purchased from third parties. Given that the consortium of insurers are handling the defense of the Company, combined with the lack of actual exposure or prior negative judgments, the Company has not made any provision in its financial statements for these asbestos claims.

LADISH CO., INC.

United States Securities & Exchange Commission
July 10, 2009

2.	In Note (11) to the Company’s financial statements we disclose that the Company is involved in various stages of investigation relative to environmental protection matters relating to various waste disposal sites. In future filings, the Company’s disclosure will indicate that the Company is currently actively involved in only one environmental protection matter near Houston, Texas. Its involvement with this site is de minimis and the Company’s accrual of $300,000 is believed to be more than adequate to cover any liability the Company may incur at this site. Should the Company become actively involved with other environmental remediation sites in the future we will supplement future filings with additional details and financial assessments regarding those sites.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

3.	In the Executive Overview section of Management’s Discussion and Analysis of Financial Condition and Results of operations we have attempted to convey in “Plain English” how the Company’s executive management looked at the preceding fiscal year and the significant events which impacted the Company. In future filings, we will avoid the use of the verb “felt”. Some of the other information you suggested be included in future filings, such as “recent order activity” is already included on page 17. We will expand liquidity discussions to address the Company’s current cash flows and its ability to manage through recent economic events, including the credit shortage.

4.	In future filings we will quantify the period-to-period changes in incremental sales attributed to the acquisitions of Aerex and Chen-Tech in 2008. The increase in selling, general and administrative expenses in 2008 to 4.2% of net sales over 3.9% of net sales in 2007, has already been attributed to “growth in employment to support capacity expansion and higher professional fees associated with tax planning.” In the Fiscal Quarter Ended March 31, 2009, selling, general and administrative expenses at the Company had been reduced to 3.8% of net sales.

5.	We will refer to Release No. 33-8350, Interpretation – Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance on how to improve disclosures in future filings.

LADISH CO., INC.

United States Securities & Exchange Commission
July 10, 2009

Liquidity and Capital Resources, Page 18

6.	The Company’s Series B and Series C Notes contain financial covenants which (a) limit the occurrence of certain additional debt; (b) require a certain level of consolidated net worth; (c) require a minimum fixed charges ratio; and (d) require a limited amount of funded debt to consolidated cash flow. The covenant on occurrence of additional debt limits funded debt to 60% of total capitalization. At March 31, 2009, funded debt at Ladish was at 26% of total capitalization. This covenant also limits priority debt to 20% of adjusted net worth. Ladish had 0% at March 31, 2009. The covenant on adjusted net worth requires a minimum of $111,306,000. At March 31, 2009, Ladish had $252,570,000 of adjusted net worth. The covenant on fixed charges ratio requires that consolidated cash flow to fixed charges be a minimum of 2.00. The Company’s fixed charge ratio at March 31, 2009 was 22.49. The final covenant on funded debt to cash flow allows for a maximum level of 4.00. At March 31, 2009, the Company’s actual level was 1.68. The Note Agreement for the Series B and Series C Notes also contains customary representations and warranties and events of default.

The Company’s credit facility also contains certain financial covenants which (a) allow a maximum indebtedness to EBITDA ratio of 3.00x; and (b) require a minimum fixed charge coverage ratio of 1.7x. At March 31, 2009, the Company had an indebtedness to EBITDA ratio of 2.05x and a fixed charge coverage ratio of 5.21x. The credit facility also contains customary representations and warranties and events of default.

At March 31, 2009, the Company was in compliance with all covenants for the Series B and Series C Notes and the credit facility.

Item 9A. Controls and Procedures, page 23

Evaluation of Disclosure Controls and Procedures, page 23

7.	At both December 31, 2008 and March 31, 2009, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission rules and forms and designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers to allow timely decisions regarding disclosure. In future filings, we will simply state that the Company’s disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control on Financial Reporting, page 23

8.	In future filings we will include a statement that the Company’s auditor has issued an attestation report on management’s assessment. Note that said report is found on pages 24 and 25 of the Company’s Form 10-K for the fiscal year ended December 31, 2008.

LADISH CO., INC.

United States Securities & Exchange Commission
July 10, 2009

Financial Statements, page F-1

Note 7 – Income Taxes, page F-18

9.	In future filings, we will disclose the information required by paragraphs 20-21 of FASB Interpretation No. 48. With respect to paragraph 20, the Company’s policy on classification of interest and penalties associated with taxes is to present any such interest and penalties as income taxes.

Note 13 – Earnings Per Share, page F-26

10.	In future filings, we will disclose the number of shares which could potentially dilute earnings per share that are not included in the computation because to do so would be anti-dilutive. Note that as of December 31, 2008 the only share equivalent instruments outstanding were employee owned stock options to acquire 6,336 shares of Company stock under the Company’s Stock Option Program.

Note 14 –Acquisitions, page F-27

11.	The decision to use fifty years as the useful life of customer relationships for the amortization of intangible assets acquired in the Aerex and Chen-Tech acquisitions was based on several factors. Aerex and Chen-Tech are focused primarily on the aerospace and jet engine industries, respectively, and those industries have a limited number of participants and those participants have mutually dependent long-term relationships. Aerex and Chen-Tech are each primarily dependent on a separate, sole customer and have been since the inception of each business. The customers, which Aerex and Chen-Tech are dependent upon, also have longstanding customer relationships with the Company. The Company has had a customer relationship with each business for more than 50 years. We believed it was reasonable to assume these longstanding relationships would continue for Aerex and Chen-Tech. The fair values assigned to customer relationships in the acquisitions of Aerex and Chen-Tech, respectively, were based upon a calculation which took into effect the present value of projected, future cash flows of each business less other intangible assets.

Exhibit 31 – Certifications, page X-6

12.	In future annual and quarterly filings, we will omit the certifying individual’s title from the introductory sentence.

Definitive Proxy Statement on Schedule 14A filed March 31, 2009

Compensation Discussion and Analysis, page 6

13.	The Compensation Committee of the Company’s Board of Directors does not directly use a compensation consultant. However, the Compensation Committee does review and utilize studies and surveys of Watson Wyatt and Hewitt Associates when determining appropriate levels of executive compensation at the Company. This fact is disclosed on page 7.

LADISH CO., INC.

United States Securities & Exchange Commission
July 10, 2009

14.	The peer group of companies assessed by the Compensation Committee of the Company’s Board of Directors when establishing executive compensation is not a fixed group. Rather, it is an assessment of a compilation of companies which include those from the Company’s peer group used for calculating total shareholder return on page 14 of Form 10-K and those manufacturing businesses of a similar size in the same geographic area as the Company. In future filings, we will expand our disclosure of the benchmarking peer group.

Elements of Compensation, page 8

15.	In future filings, we will provide further disclosure as to how individual roles and other performance measures factor into compensation amounts for each executive officer.

Executive Officer Incentive Plan, page 8

16.	The manner of calculating EBITDA is applied on a consistent basis at each of the Company’s business units and for the Company as a whole. In future filings, we will clarify how this calculation is made.

17.	In future filings, we will provide greater detail as to how annual cash incentives are calculated for each executive officer.

We trust you found the foregoing to be responsive to the issues raised in your correspondence and we will modify the Company’s future filings as indicated. If you have any further questions or wish to discuss any of the above information, do not hesitate to contact the undersigned at (414) 747-2935.

Sincerely,

/s/ Wayne E. Larsen

Wayne E. Larsen